Form C

Cover Page

Name of issuer:

ViiT Health Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/15/2021

Physical address of issuer:

1209 Orange Street
Wilmington
County of New Castle DE 19801

Website of issuer:

http://www.viit.health

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,000,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,500.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ViiT Health Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lorena de la Maza Krzeptowsky	Vicechairman	ViiT Health	2021
Luis Gomez Sanchez	Chairman	ViiT Health	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Gerardo Rioseco	CFO	2021
Lorena de la Maza Krzeptowsky	Vice President	2021
Daniela Gomez de la Maza	Treasurer	2021
Luis Fernando Gomez	CEO	2021
Roberto Jones Arakelian	Secretary	2021
Luis Gomez Sanchez	President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lorena de la Maza Krzeptowsky	4500000.0 Common	44.1
Luis Gomez Sanchez	4500000.0 Common	44.1

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Business Projections.

The business forecasts for ViiT Health are estimates based on broader market research and cost calculations. Such estimates are provided for illustrative purposes only and do not represent a promise of potential progress or benefit since they are subject to change due to fiscal, regulatory or political aspects. Real outcomes can differ significantly from expected results to the degree that assumed events do not occur. Furthermore, we anticipate that our non-invasive glucometer will be able to read and track blood glucose levels. If this assumption turns out to be wrong, it will make it difficult for us to sell our device. Moreover, our valuation has not been checked by any independent third party and could fall precipitously. As a consequence, there can be no guarantee that ViiT Health can achieve the operational or financial results projected in its financial forecasts, and investors should be cautious about putting too much reliance on them.

Intellectual Property.

Since the law governing the nature and validity of claims in the technology sector in which we work is still changing, our industry's intellectual property positions are generally uncertain. As a result, it's possible that we won't be able to secure any of our intellectual property. If patents, copyrights, or trademarks are protected, ViiT Health cannot guarantee that they will not be successfully challenged, invalidated, or circumvented in the future. In addition, no assurance can be provided that competitors, many of whom have significant financial

resources, have not already applied for, or obtained, or will not seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with ViiT Health ability to make, use and sell its products and services either in the United States or in international markets. Furthermore, regulating and defending our intellectual property against theft and unauthorized use by third parties takes time and money, and some countries may not recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Key Personnel.

To meet its business goals and targets, ViiT Health relies on its main collaborators and its ability to recruit or retain additional personnel. We depend heavily on the management team's expertise, experience, and continued services. The loss of their services, caused by their departure from the company or by disability, illness, or for any other reason, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Collaborators can also voluntarily end their employment with ViiT Health at any time. We enforce confidentiality agreements with all our key personnel as a first step in mitigating this risk. Nonetheless, there is fierce competition for talented senior management, middle management, and engineers, and we cannot guarantee that we will be able to recruit, train, or retain skilled staff in the future.

Competitors.

Rapid technical advancements, regular new product introductions, innovations, and evolving market standards define the healthcare industry. Because of the newness of these products and their rapid development, ViiT Health will need to keep improving the efficiency, features, and reliability of its products. Other future competitors could be in a stronger position to capture the majority of the market. We may face competition from larger, more developed corporations that recognize this market niche and the potential it offers. They have much better financial means and resources than us. They may find a way to get around our intellectual property and create and sell competitive products that are equal to or better than those produced by us before we do. There is no guarantee that our technologies or products will not become obsolete as a result of competition.

Additional Financing.

The research and development, manufacture and sale of our non-invasive glucometers is a capital-intensive business. We will likely need to raise additional amounts of capital from outside investors after this current raise. We will have to postpone or change our business plan if we are unable to do so for whatever reason. There is no guarantee that any such delay or change will not have a significant negative impact on our company. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors. New equity investors or lenders could have greater rights to our financial resources compared to existing shareholders. Additional financings could also reduce the rights and value of your investment, and dilute your future shares without your consent.

COVID-19.

The COVID-19 pandemic has thrown the world's economies into a tailspin. There is a risk of future economic recession as long as the pandemic continues. The effect of COVID-19 on our operational and financial results will be determined by a number of factors, including the outbreak's length and spread, its impact on the global economy, and the impact on our current and future investors, consumers, staff, suppliers, and industry events, all of which are unknown and unpredictable. Finally, the COVID-19 virus could cause our key personnel to become debilitated or even die. If lost, these people would be costly to replace.

Government Regulations.

Political, economic, and regulatory factors are causing structural changes in the healthcare sector, which could have a significant impact on our operations outcome. We have no way of knowing which healthcare services and regulations will be enforced at the federal or state level or the impact of any potential legislation or regulation in the United States or internationally. Our company relies on the effective growth, regulatory approval, and commercialization of our products in various countries. We do not yet have any products authorized for sale or commercialization in any region. The growth, regulatory approval, and commercialization of our product pipeline will be critical to the success of our company, including our ability to fund it and generate revenue in the future. However, if we are successful, it could take a few years before we can demonstrate the effectiveness of our products.

Security & Confidentiality.

We collect and store confidential data, such as intellectual property, our proprietary business information and that of our clients, business partners, and personally identifiable information of our customers and employees. Our information technology and infrastructure, notwithstanding our security measures, could be vulnerable to hacker attacks or compromised as a result of employee negligence, malfeasance, or other disturbances. Any such breach could compromise our servers, allowing access to, public disclosure of, loss, or theft of information stored there. Any unauthorized entry, disclosure, or other loss of information may result in legal claims or litigation, as well as liability under privacy laws and regulatory penalties. Furthermore, any such access, disclosure, or other loss of information could interrupt our operations and services to customers, damage our credibility, and trigger a loss of trust in our products and services, all of which could have a negative impact on our revenues and competitive position.

Natural & Man-made disasters.

Natural or man-made disasters have the potential to damage or disrupt our activities, foreign trade, and the global economy, and therefore have a significant negative impact on us. Natural disasters, such as earthquakes, landslides, floods, explosions, hurricanes, tornadoes, and lightning, have the potential to disrupt our business operations. Pandemics, power outages, rolling blackouts, telecommunication failures, terrorist threats, cyber-attacks, computer viruses, denial-of-service attacks, human error, and hardware or software flaws or malfunctions are all examples of external man-made disasters. We also depend on investments to finance our operations as an early-stage startup. Our ability to

investments to finance our operations as an early-stage startup. Our ability to continue operations will be seriously hindered if our investment flow is disrupted by disasters and/or the impact they have on the economy.

Disruptive Technology.

We are one of the few companies to attempt to measure glucose blood levels by using a multispectral device powered by computer vision algorithms as a non-invasive method for preventing Diabetes or its subsequent complications. However, our thesis could be wrong. There's no guarantee that our glucometer will ever perform as intended, or that all of the company's goals will be met. When it comes to developing, testing, industrializing, and ultimately manufacturing our products, we may face major challenges. We don't have any final manufacturing prototypes yet, apart from a few lab-scale test devices, and no final design, manufacturing plant, or manufacturing processes. Our glucometers have so far been built entirely in-house and will be the first of their kind. We still need to establish an extensive track record of reliability (which could take years) and sales and distribution channels. We must successfully overcome these and other manufacturing and legal barriers in order to be successful.

Company Growth.

We may go through a phase of rapid expansion in our operations, putting a strain on the Company's management, administrative, operational, and financial infrastructure. The ability of ViiT Health's senior officers to successfully handle this development will be critical to the company's success. To accomplish this, the Company must continue to recruit, train, and manage new collaborators as required. Our business goals will be harmed if our new hires perform poorly, if we are ineffective in recruiting, training, handling, and integrating these new workers, or if we are unsuccessful in retaining existing collaborators. We cannot guarantee that ViiT Health will be able to put in place appropriate growth management strategies in time to mitigate the financial consequences of growth management risks. We may be unable to execute our business plan, our performance may suffer, and we may be forced to file for bankruptcy if we fail to adopt growth management initiatives in a timely manner.

Reliability & Press.

We may have problems with the reliability of our products and applications, causing consumers to lose confidence in our brand, products, and services for an extended period of time, resulting in lower sales, which could materially and adversely affect our company. Negative press articles, whether based on true facts or libelous, can also have an impact on our image, leading to similar negative reputation effects. We cannot guarantee that such negative image effects will not occur, whether as a result of poor product or service reliability or negative press.

Outside Suppliers.

All of our manufacturing materials, parts, and components for our glucometer device come from outside sources. While we believe we can establish alternative sources of supply for the majority of these components in a reasonable amount of time, we cannot guarantee that our existing or alternative sources will be able to satisfy all of our demands in a timely manner in the future. In the event that required components are unavailable, we might be forced to re-engineer our products to fit available substitutes, which could increase our costs and/or have a material negative impact on production schedules, product efficiency, and consumer acceptance. Furthermore, an uncorrected defect or deviation in a part or raw material supplied, either unknown to us or incompatible with our manufacturing process, may jeopardize our ability to produce products. We might not be able to locate a suitable replacement supplier in a reasonable amount of time or on economically reasonable terms, if at all. Our operations could be interrupted if we are unable to find a supplier for the components of our devices. Any interruption in the supply of raw materials and components that we and third parties use to produce our products may have a negative impact on our net profits.

Future Equity Financing.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Lorena de la Maza Krzeptowsky, Daniela Gomez de la Maza and Roberto Jones Arakelian are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of 18% towards Marketing and Sales. 28% towards Product Development.

Proceeds: 18% towards Validation Protocols, 14% towards Product Certification, 10% towards Intellectual Property, 4.5% towards Software Development, 7.5% towards Wefunder fees

If we raise: **$2,000,000**

Use of Proceeds: 31% towards Validation Protocols and Product Certification, 18% towards Product Development, 8% towards Marketing and Sales, 11% towards Team, 9.5% towards Initial Production, 15% towards Software Development, 7.5% towards Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),

which provides Investors the right to **preferred stock** in the Company ("**Preferred Stock**"),

when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **preferred stock**,

Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of **preferred stock**:

1. the total value of the Investor's investment, divided by
   1. the price of **preferred stock** issued to new Investors or
2. if the valuation for the company is more than **$15,000,000** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   1. the Valuation Cap divided by
   2. the total amount of the Company's capitalization at that time.
3. for investors up to the first **$500,000** of the securities, investors will receive a valuation cap of **$15,000,000** and a discount rate of **80%.**

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **preferred stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,200,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Out of the 4,800,000 common stock authorized but not issued, the Board of Directors has established that it will be reserved for the following purposes: 750,000 shares for the leading family office invested via SAFE, 1,800,000 shares for the investors via Wefunder, 1,500,000 shares for the proposed stock option plan for management, and 750,000 shares reserved for other institutional investors.

While we have not yet authorized Preferred Stock, we anticipate that the 1,800,000 shares common stock reserved for investors via Wefunder will be converted into Preferred Stock, which will not have voting rights but will have preferred dividend and liquidation preference.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation D, Rule 506(b)	SAFE	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the

current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ViiT Health is a health tech company that develops computer vision software and hardware with the objective of identifying major health conditions by tracking analytes within the human body. We currently specialize in glucose measurement through a non-invasive portable device that uses Near Infrared Radiation technology and proprietary computer vision software to monitor glucose levels in live tissue, tagging the reading with a biometrical scan of a human finger. We wish to assist in lowering the cases of type I and II diabetes around the world since our devices can be successfully used by medical institutions, health care providers and people dealing with diabetic or pre-diabetic conditions for constant monitoring and prevention. We also envision that in the following 5 years our technology will be capable of measuring different kinds of analytes such as triglycerides, cholesterol and lactate concentrations, not to mention that our health monitoring device could also determine the levels of oxygen in blood.

Our business model relies on placing our devices in the market and selling glucose readings programs based on specific targeted needs; 1) Prevention Model; which is aimed at private companies concerned with the increase of diabetes and pre-diabetes within their workforce, and who with the assistance of social security/health management government agencies, are committed to curb down rising glycemic levels. The subscription program will charge companies an activation fee for the device and a monthly fee for daily readings. Subscription programs for health prevention could represent an estimated 52% of our total revenue; 2) Clinical Detection Model, where we charge clinics and other medical institutions a monthly fee for a defined number of readings as well as an activation fee for the device. This Model could represent an estimated of 21% of our total revenue; 3) Individual Detection Model; where we charge individuals who are in need of regular sugar level monitoring, a monthly fee for a defined number of daily readings, as well as an activation fee for the device. This Model could represent an estimated 27% of our total revenue. So far, we are yet to introduce our technology to the marketplace, therefore we have no income as of the year, ended December 31 2020.

We have invested in developing the technology and are about to begin pilot programs as well clinical protocols to achieve regulatory clearance. Our current device, called Gluco 1.0, works in connection with a web-based application and a mobile application. Individual users will register their account through the mobile or web application and link it to one of our devices, either as part of a group or as a single individual. There will be an option to activate glucose prevention and/or detection plans through the applications, which can be purchased by groups or individuals and will vary in price accordingly. Each device can enable multiple plans and allow for registration of various user accounts. Any group or single plan may register a principal physician to receive wireless reading results in real time, and each physician will have access to a specialized dashboard within our web and mobile applications to consult the patient's history. Our devices may also be set up from the physician's perspective, who can register Gluco 1.0 for general readings and use it within medical facilities to monitor patients with or without a ViiT account. Any of the aforementioned alternatives refer to subscription or activation fees that take place within our digital products and represent the majority of our revenue. Our devices would largely be financed through our subscription plans to be purchased online through our web page, sale points or certified resellers, which make up for the remaining percentage of our revenue.

These are forward looking projections and are not guaranteed.

Milestones

ViiT Health Inc was incorporated in the State of Delaware in June 2021. However, the founders started their endeavors to measure glucose in 2015 through Solexvintel Alto Impacto SAPI de CV (hereon referred to as "Solex").

Solex is a Mexican R&D company that develops computer vision software for different fields of application such as agriculture, food packaging and production, elder care services, health care, and others. The founders of Solex are the same founders of ViiT Health Inc., which was created in order to further develop computer vision software to track analytes within the human body, as well as to develop business opportunities for such specific technology.

Solex is not a predecessor company; it has many other developments within their portfolio and will continue to develop computer vision technology onwards. ViiT Health has not acquired Solex and does not plan to do so in the future. However, ViiT Health is in the process of issuing 1,500,000 shares of common stock to Solex in exchange for the intellectual property rights to the non-invasive glucometer at $0.01 per share. After this exchange, ViiT Health will be the beneficial owner holding the patrimonial rights to the Technology. Note that we do not yet hold a US patent for the Technology but may file for it in the future.

Since the initial founding of Solex, the founders have achieved the following milestones that bring us to ViiT Health today:

CONACYT: Solex was supported two times in a row by the National Council for Science and Technology in Mexico to develop our technology and received a $1M USD innovation grant.

Mayan Fund: Solex received $1 M USD in funding from a Mexican VC to support development of the technology.

SECTEI: Solex was selected by the Science and Technology Secretary in Mexico City as a strategic project and received a grant of $100 K USD.

Mexican National Institute of Nutrition: Solex was accepted by the National Institute of Nutrition in Mexico to carry out a validation protocol.

Monaco Foundry: ViiT Health has partnered up with Monaco Foundry, a startup accelerator based in Monaco for international development.

Cienega Investments, LLC.: ViiT Health received a capital commitment form Cienega Investments for $200K USD.

Historical Results of Operations

Our company was organized in June 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended June 15, 2021, the Company had revenues of $0.

- *Assets.* As of June 15, 2021, the Company had total assets of $7,500, including $0 in cash.

- *Net Income.* The Company has had net income of $0 for 2021.

- *Liabilities.* The Company's liabilities totaled $0 for 2021.

Liquidity & Capital Resources

To date, we've raised $200,000 in SAFEs.

We are yet to begin operations, which is why we do not hold cash on cash equivalents or accounts receivables from sales. Our cash and cash equivalents will come directly from investment to be used in finalizing our development and implementing market access. Any such amounts will be held primarily for working capital purposes. We do not invest in trading or speculation, and it is our policy that any cash in excess would only be invested in secure instruments that give us immediate liquidity, even if they provide minimal returns, such as T-Bills. We anticipate using our available operating cash to fulfill our investment agenda within September 2021, to December 31st, 2022, primarily to meet the following concepts as set forth in this Form C under "Use of Funds": Validation Protocols and Product Certification, which we expect to represent about 33% of our total costs for the first year. Product Development, which we expect to represent about 20% of our estimated costs for our first operative year. Marketing and Sales, which will mainly consist of developing commercial deals with top healthcare providers and distributors that represent an estimated 10% of our total costs. Team and talent acquisition, which we expect will represent about 12% our costs. Initial Production, which contemplates the first products for placement, and will represent about 10% of our initial costs. Software Development, which will represent approximately 15% of our first year costs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We expect that the proceeds of this offering will improve our liquidity and provide additional working capital for our Company in order for us to pursue international product validation and certification, intellectual property protection, and furthermore, grow in scope and scale in our business outreach and speed up development of a strong product by contemplating broader validation protocols and multiplying our product testing capacities. It is within our expectations that for the first two years, our operating cash will be limited due to investments in development and production, while we expect to activate pilots during 2022 and full programs through 2023, which will gradually increase our available operating cash by the end of 2023. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of ViiT Health, Inc. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering are sold. We intend to raise additional capital in the future from investors, and although capital may be available for early-stage companies, there is no guarantee that our company will receive any investments.

Runway & Short/Mid Term Expenses

ViiT Health Inc cash in hand is $200,000, as of October 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 18 months.

Since the date of our financials, we have secured a $ 200,000 USD investment from a leading family office for Research, Development, Product Certification and commercial prep.

In the immediate future: We don't expect to receive any revenue within the next 6 months, however, we expect to spend around $100,000 USD over the next six months in product development and commercial prep. We estimate needing a total of $367,500 in funding in order to reach a revenue-generating point.

In the long term: As a start-up company, we are expecting the first years of operations to be capital intensive due to product development, certifications, production and general OPEX, however, given our Company's limited operating history, we cannot reliably estimate how much revenue it will receive in the future, if any. Our business model relies on selling glucose readings within prevention and detection programs contracted through our digital platform and effected through our devices. We contemplate a larger amount of income from prevention models, given health care monitoring continuity within the workforce, which will consolidate healthy long term cash flows in the future.

We further categorize our income sources as (i) prevention, and detection, involving a (ii) clinical model and an (iii) individual model, with which we expect to achieve deep market penetration and which will experiment different growth opportunities over time. Prevention models will begin making up 95% of our revenue in 2023 and is expected to drop to 45% by the end of 2027, since we anticipate having less than half of the companies maintaining prevention plans after they either become optional by social security agencies guidelines or people within the companies have reached a consistently improved healthy level of glucose.

Given that we expect to first introduce and position our devices within the medical community, our Clinical Detection Model will begin representing 5% of our revenue in 2023 and is contemplated to rise to 14% by 2027, by which we will have expanded our Individual Detection Model revenue stream, which will begin by our second commercial year and is expected to constitute 14% of our revenue in 2024 and is expected to rise to 39% by the end of 2026. Our production cost per device is $500 USD and we are planning on producing 11,000 units in our first commercial year, expand production by 273% in our second year, and keep +60% increase YoY for the following three years.

We expect that due to production scale and identification of less expensive components our production cost will be cut in half by 2027 (any costs efficiencies will be a windfall and are not included in the projections). We expect to certify our product through regulatory agencies in the US and Mexico (FDA and COFEPRIS) during 2022 and 2023, with an estimated cost of $2.5 million USD. We expect to generate $30+ million USD in sales for our second commercial year with an increase of 543% during our third year.

Once we obtain regulatory clearance, we expect our business to grow exponentially for the first 3 years due to several commercial alliances we've already consolidated in Mexico, such as Farmacias Similares, Farmacias Iza, IMSS (Mexican Institute for Social Security) and Mexico city Health Clinics and prevention modules, and in the U.S., where we are in the process of developing a commercial agreement with Walmart Pharmacies and Walgreens. These deals will accelerate distribution and sales, but more importantly, will significantly increase our market penetration due to simple access to a growing number of people in need of a non-invasive glucose measurement device. We expect our margins to grow YoY as a result of more efficient production with lower costs and glucose reading continuity through prevention and detection plans, which will naturally result in exponential profits for the company by achieving high retention at low cost while acquiring new users with decreasing costs, more so as Gluco 1.0 gains customer acceptance.

Although there is no guarantee that our predictions are correct, we expect to reach an annual revenue growth peak of more than 500% by our 3rd commercial year (2025), consequently resulting in potential first returns on investment. In keeping caution with financial representations made to the market, nonetheless, we maintain as represented in the risk section of our submission that it may be years before Investors see a return on their investment, if they do at all.

The following trends or uncertainties could affect our market prospects, and financial condition, including our liquidity, cash flow and capital resources as described below:· If we fail to gain regulatory approval in Mexico and in the US we would not be able to commence commercial operations. If our pilot programs and/or protocols fail to achieve the desired prevention or detection results in glycemic level readings, we may not be able to obtain regulatory approval and/or market competency. If we are unable to access funding during the production cycle we may not be able to achieve desired prevention and detection results in glycemic readings.· If material costs or production costs rise significantly, we may be obligated to increase the price of our product and could potentially fall from competition or be required to lower our margins which would directly impact our liquidity.· Our main income source has to do with glucose reading continuity, which ends up covering the cost of individual production ($500 USD per unit) over a 6 - 12 month period. If reading continuity per device is discontinued, we may be unable to cover part of our production costs. Significant variations in importation and exportation costs may affect the liquidity of our business, given that in many cases, such costs will have to be covered before product sales.

With this in mind, we focus on our business development opportunities summarized by the following statements: Overall, we are expecting to have an increase of revenue of 543% from our first year to our third year of commercialization. We expect to have a total of 239,000 operating devices in the market by the end of our fifth year. Our estimated EBITDA for 2023 is 1.7 million USD and we expect to have a YoY growth of 76% for 2024, 543% for 2025, 89%

for 2026 and 68% by 2027. Exponential growth for year 2025 is mainly explained by massive production in 2024 resulting in greater income generation for 2025. Our overall OPEX will remain quite steady YoY, expecting an average increase of up to 30%, excluding the capital needed for commercialization and validations in new markets. We contemplate being present in 4 countries by the end of 2026.

Projections in terms of growth for our 5 first years of commercialization: :

Year 1 (2023); 11 K devices in the market, 2.1 M glucose readings, 2 countries in operation and $1.7 M in EBITDA.

Year 2 (2024); 41 K devices in the market, 9.8 M glucose readings, 3 countries in operation and $3.1 M in EBITDA

Year 3 (2025); 88 K devices in the market, 24 M glucose readings, 3 countries in operation and $20 M in EBITDA

Year 4 (2026); 149 K devices in the market, 43 M glucose readings, 4 countries in operation and $38 M in EBITDA.

Year 5 (2027); 239 K devices in the market, 64 M glucose readings, 4 countries in operation and $62.5 M in EBITDA.

These are forward-looking projections and are not guaranteed.

In terms of outside sources of capital, we currently have a leading US Family Office investment that will allow us to progress on product development and product certification.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these Instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Luis Fernando Gomez, certify that:

(1) the financial statements of ViiT Health Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of ViiT Health Inc included in this Form reflects accurately the information reported on the tax return for ViiT Health Inc filed for the most recently completed fiscal year.

Luís Fernando Gomez
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.viit.health/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement - Early Bird
> Early Bird SAFE (Simple Agreement for Future Equity)
> SPV Subscription Agreement
> SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Daniela Gomez de la Maza
> Gerardo Rioseco
> Lorena de la Maza Krzeptowsky
> Luis Fernando Gomez
> Luis Gomez Sanchez
> Roberto Jones Arakelian

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Daniela Gomez de la Maza
- Gerardo Rioseco
- Lorena de la Maza Krzeptowsky
- Luis Fernando Gomez
- Luis Gomez Sanchez
- Roberto Jones Arakelian

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ViiT Health Inc

By

Luis Fernando

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gerardo Rioseco Rubio

CFO

10/7/2021

Luis Gomez Sanchez

Chairman

10/7/2021

Luis Fernando

CEO

10/7/2021

Lorena de la Maza Krzeptowsky

Vice chairman

10/6/2021

Daniela Gomez de la Maza

Treasurer

10/6/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.